Exhibit 16.4

May 9, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read the section entitled Engagement of Centurion ZD CPA & Co. in Item 16F of Form 20-F dated May 9, 2024 of NaaS Technology Inc. and are in agreement with the statements contained in the first to third paragraphs on pages 152 and 153 with reference to us therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the material weaknesses, included in the second paragraph of the section entitled Engagement of Centurion ZD CPA & Co. in Item 16F on page 152 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2022 consolidated financial statements.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China